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                                                               November 18, 1998

CN Biosciences, Inc.
10394 Pacific Center Court
San Diego, CA 92121

Gentlemen,

     Reference is made to that certain Agreement and Plan of Merger dated November 18, 1998 (the "Merger Agreement") by and among our affiliate, EM Industries, Inc., its subsidiary, EM Acquisition Corp., and CN Biosciences, Inc., which has been reviewed by Merck KGaA. For purposes of this letter, capitalized terms used herein shall have the meanings set forth in the Merger Agreement, unless otherwise indicated herein.

     Merck KGaA hereby undertakes to ensure that EM Industries, Inc. shall have sufficient funds committed and available promptly to satisfy the financial obligations of EM Industries, Inc. and EM Acquisition Corp., pursuant to
Article I of the Merger Agreement, in respect of the acceptance for payment and purchase by EM Acquisition Corp. of the Shares in accordance with the terms thereof and the consummation of the Merger, up to a maximum amount of $160,000,000.

     By this letter Merck KGaA has not assumed, and shall not be bound by, any other obligations of EM Industries, Inc. or of EM Acquisition Corp. under the Merger Agreement or otherwise.

Very truly yours,

Merck KGaA

/s/ H.J. Langmann